EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation	Name Under Which Subsidiary Is Doing Business
Condev Nevada, Inc.	Nevada	Condev Nevada, Inc. and Dillard’s
Dillard Store Services, Inc.	Arizona	Dillard Store Services, Inc. and Dillard’s
Construction Developers, Inc.	Arkansas	Construction Developers, Inc. and Dillard’s
Dillard International, Inc.	Nevada	Dillard International, Inc. and Dillard’s
Dillard Investment Co., Inc.	Delaware	Dillard Investment Co., Inc.
Dillard’s Dollars, Inc.	Arkansas	Dillard’s Dollars, Inc. and Dillard’s
The Higbee Company	Delaware	The Higbee Company and Dillard’s
Gayfer’s Montgomery Fair Co.	Delaware	Gayfer’s Montgomery Fair Co. and Dillard’s
U. S. Alpha, Inc.	Nevada	U. S. Alpha, Inc. and Dillard’s
Dillard Texas, LLC	Texas	Dillard Texas, LLC and Dillard’s
Dillard Tennessee Operating Limited Partnership	Tennessee	Dillard Tennessee Operating Limited Partnership and Dillard’s